UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On May 9, 2025, TNL Mediagene (the “Company”) received a written notification (the “Notification”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated May 7, 2025, indicating that for the last 30 consecutive business days, the closing bid price of TNL Mediagene’s ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1).

Per Nasdaq’s Continued Listing Requirements, the Company shall have a period of 180 calendar days from such Notification to achieve compliance. Compliance can be achieved during any compliance period by meeting the applicable standard for a minimum of 10 consecutive business days during the applicable compliance period, unless Staff exercises its discretion to extend this 10 day period as discussed in Nasdaq Rule 5810(c)(3)(H). Additionally, if the Company is not deemed in compliance before the expiration of the 180 day compliance period, it will be afforded an additional 180 day compliance period, provided that on the 180th day of the first compliance period it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Capital Market (except the bid price requirement) based on the Company’s most recent public filings and market information and notifies Nasdaq of its intent to cure this deficiency.

TNL Mediagene fully intends to cure the bid price requirement deficiency and regain compliance within the applicable curing periods provided by Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: May 9, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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